SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 13, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on February 13, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: February 13, 2013

PRESS RELEASE	13 February 2013

ING posts 2012 underlying net profit of EUR 2,603 million

•

ING Group’s full-year 2012 net result was EUR 3,894 million, or EUR 1.03 per share, including divestments, discontinued operations and special items. The 4Q12 net result was EUR 1,434 million, or EUR 0.38 per share. The 4Q12 underlying net result was EUR 373 million, reflecting a solid quarter at Insurance and lower Bank results due to incidental items and the Dutch bank tax.

•

Bank 4Q12 underlying result before tax was EUR 184 million, reflecting negative CVA/DVA adjustments, de-risking losses and the Dutch bank tax. The interest margin was relatively stable at 1.33% versus 3Q12 while risk costs increased slightly to EUR 588 million.

•

Insurance 4Q12 operating result improved versus 3Q12 to EUR 296 million as the investment spread strengthened to 132 bps. Sales grew 12.7% from 4Q11 and 23.6% from 3Q12 at constant currencies. Underlying result before tax rose to EUR 272 million.

Chairman’s Statement

“2012 was a transformational year for ING as we worked decisively on the restructuring of the Group, preparing the Bank and Insurance companies for independent futures,” said Jan Hommen, CEO of ING Group. “In the fourth quarter we announced two major divestments of our Asian Insurance/IM businesses. We filed the IPO registration statement for our US insurance business, and we reached an agreement with the European Commission which gives us more time and greater flexibility for restructuring. The Bank made strides in optimising its balance sheet and generating capital to meet Basel III requirements while funding a payment of EUR 1.125 billion to the Dutch State and upstreaming an additional EUR 1 billion to the Group to reduce core debt.”

“Results for the year held up well, despite the sovereign debt crisis in Europe and weak economic climate which persisted throughout 2012. Underlying net results for the Group were EUR 2,603 million, down just 5.2% from 2011, despite EUR 626 million of de-risking losses at the Bank, a EUR 175 million Dutch bank tax, and higher loan losses as the economy weakened. At Insurance, de-risking and low interest rates put pressure on investment returns, but underlying results recovered as market-related items diminished.”

“As the environment around us changes, ING is also evolving as we work to meet our customers’ rapidly changing needs and to achieve operational excellence. In the Netherlands as well as in Belgium, we have made great progress in improving service and investing in IT as customers move swiftly towards mobile banking. As our business model evolves, so must our organisation. Retail Banking Netherlands is expanding the transformation programme started in 2011, leading to approximately 1,400 additional redundancies by the end of 2015 and reducing expenses by an additional EUR 120 million per annum from 2016 onwards. At ING Bank in Belgium, employee headcount is expected to decline by 1,000 FTEs by 2015, through natural attrition, leading to EUR 150 million in annual cost savings by 2015. These initiatives come on top of measures announced in Commercial Banking and Insurance Europe last quarter. Combined, all of these programmes accounted for EUR 452 million in after-tax restructuring provisions booked in 2012, but they are essential to drive future performance, reducing annual expenses by a combined EUR 1 billion by 2015.”

“Amid all of the changes we are going through, our employees have demonstrated consistent dedication and commitment to keeping our customers’ needs paramount. As we embark on 2013, the economic climate remains challenging, and we must be agile to respond quickly to the dynamic environment so that we can deliver sustainable results for the long-term benefit of all stakeholders.”

Key Figures[1]	4Q2012	4Q2011	Change	3Q2012	Change	FY2012	FY2011	Change
ING Group key figures (in EUR million)
Underlying result before tax Group	455	-849		1,028	-55.7%	3,530	3,803	-7.2%
of which Bank	184	664	-72.3%	983	-81.3%	3,219	4,128	-22.0%
of which Insurance	272	-1,513		44	518.2%	311	-325
Underlying net result	373	-785		692	-46.1%	2,603	2,746	-5.2%
Net result	1,434	1,186	20.9%	609	135.5%	3,894	5,766	-32.5%
Net result per share (in EUR)[2]	0.38	0.31	22.6%	0.16	137.5%	1.03	1.52	-32.2%
Total assets (end of period, in EUR billion)				1,248	-6.4%	1,169	1,279	-8.6%
Shareholders’ equity (end of period, in EUR billion)				53	2.8%	54	47	16.5%
Underlying return on equity based on IFRS-EU equity[3]	2.8%	-6.9%		5.4%		5.2%	6.5%

Banking key figures
Interest margin	1.33%	1.38%		1.34%		1.32%	1.38%
Underlying cost/income ratio	75.7%	66.8%		58.8%		62.5%	61.8%
Underlying risk costs in bp of average RWA	84	62		76		73	48
Core Tier 1 ratio				12.1%		11.9%	9.6%
Underlying return on equity based on IFRS-EU equity[3]	0.3%	5.7%		7.6%		5.9%	8.8%

Insurance key figures
Operating result (in EUR million)	296	349	-15.2%	237	24.9%	1,095	1,658	-34.0%
Investment margin / life general account invested assets (in bps)[4]	132	129		130
Administrative expenses / operating income (Life & ING IM)	46.5%	46.2%		47.6%		47.5%	43.3%
Underlying return on equity based on IFRS-EU equity[3]	5.1%	-22.2%		-0.2%		1.8%	-1.1%

The footnotes relating to 1-4 can be found on page 14 of this press release.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding the impact from divestments and special items.

ING GROUP CONSOLIDATED RESULTS

The operating environment was challenging throughout 2012, with volatile financial markets and an uncertain macroeconomic environment. Against this backdrop, ING Group’s full-year 2012 underlying net profit held up well at EUR 2,603 million, down 5.2% from a year earlier.

In 2012, results at the Bank were impacted by higher risk costs due to weak economic and business fundamentals, negative credit valuation and debt valuation adjustments (CVA/DVA), and losses from proactive de-risking in the investment portfolio. However, good progress was made on balance sheet optimisation and cost containment. The 2012 operating results of Insurance reflect lower Non-life results, as well as higher administrative expenses stemming primarily from currency impacts and non-recurring expense releases in 2011. The underlying result before tax at Insurance recovered strongly in 2012, as results in 2011 were severely impacted by an update to policyholder behavior assumptions on the US Closed Block VA. Furthermore, the impact of losses from de-risking and impairments on debt securities diminished at Insurance during 2012, supporting the improvement in underlying results.

In the fourth quarter of 2012, ING Group posted an underlying net result of EUR 373 million, reflecting a solid quarter at Insurance and lower results at the Bank, which were impacted by the Dutch bank tax and various market-related items. The quarterly net profit was EUR 1,434 million, supported by gains on the divestment of ING Direct Canada and Insurance Malaysia.

ING Bank recorded a fourth-quarter underlying result before tax of EUR 184 million, including EUR 175 million for the Dutch bank tax for the full year 2012, EUR 188 million of negative CVA/DVA adjustments, and EUR 126 million in losses from de-risking of mainly southern European debt securities. Excluding these impacts and other market-related items, results declined 20.0% from the fourth quarter of 2011, due to higher risk costs, and were 36.2% lower than the third quarter of 2012. The decline on a sequential basis was mainly due to higher liquidity costs following the lengthening of the Bank’s funding profile, seasonally lower results at Financial Markets, and lower results at Retail Banking. The Bank’s underlying interest margin was 1.33%, down just one basis point from the third quarter. Strong cost control remains a priority at the Bank; excluding the Dutch bank tax, expenses were stable year-on-year and increased only slightly from the previous quarter. Risk costs remained elevated and increased both year-on-year and sequentially, consistent with the weak economic environment.

ING Bank progressed further with its Ambition 2015 balance sheet optimisation priorities during the fourth quarter. The total Bank balance sheet declined following the sale of ING Direct Canada, and through the reduction of short-term professional funding and seasonally lower activity in Financial Markets. The funding profile improved as both customer deposits and long-term debt increased. The Bank attracted a net inflow of EUR 8.2 billion of funds entrusted. Total net lending declined by EUR 2.5 billion due to moderate demand for credit and pricing discipline.

The fourth-quarter operating result of Insurance increased 24.9% to EUR 296 million compared with EUR 237 million in the third quarter of 2012, supported by a higher investment margin as a release from the provision for profit sharing in the Netherlands offset the impact of de-risking and the low interest rate environment. Insurance operating results declined 15.2% year-on-year, as the fourth quarter of 2011 benefited from a non-recurring expense reduction in the US. The fourth-quarter underlying result before tax of Insurance improved significantly to EUR 272 million, reflecting a lower net impact from market-related items relative to both comparable quarters.

Insurance sales (APE) rose 12.7% from the fourth quarter of 2011, on a constant currency basis. Sales at Insurance US grew 18.9%, fuelled by the Retirement business. Central and Rest of Europe recorded a 13.3% increase in APE, driven by higher Pension sales in Turkey and the Czech Republic. APE in the Benelux declined 18.6% due to lower sales of Individual Life products in the Netherlands and lower sales in Belgium following a reduction in guaranteed rates. Compared with the previous quarter, total Insurance APE jumped 23.6% at constant currencies, mainly attributable to higher sales at Insurance US and in Central and Rest of Europe.

ING Group’s quarterly net profit was EUR 1,434 million compared with EUR 1,186 million in the fourth quarter of 2011 and EUR 609 million in the third quarter.

Fourth-quarter net results included EUR 1,613 million of gains on divestments, of which EUR 1,135 million was attributable to ING Direct Canada, EUR 745 million to the sale of Insurance Malaysia and EUR -244 million to the announced sale of ING Direct UK. The net results from divested units was EUR 13 million and the net result from Insurance and Investment Management Asia, recorded under discontinued operations, totalled EUR 78 million. Special items after tax amounted to EUR -643 million and predominantly reflect costs for various restructuring programmes. After-tax separation and IPO preparation costs were EUR 61 million in the quarter and EUR 169 million for the full year 2012.

ING Group’s net profit per share was EUR 0.38 for the fourth quarter and EUR 1.03 for the full year 2012. The Group’s underlying net return on IFRS-EU equity was 5.2% for the full year 2012.

Subsequent Events

On 1 February 2013, the nationalisation of SNS Reaal, a Dutch financial institution, was announced. As a consequence of the arrangements made by the Dutch government, ING Bank and other Dutch banks will be required to pay a one-time levy of EUR 1 billion in 2014. For ING, based on current limited information, this is estimated to result in a charge of EUR 300-350 million. ING will carefully assess further details on form, amount and timing of the levy as they become available. Furthermore, the Dutch Ministry of Finance has decided to postpone the introduction of the new Deposit Guarantee Scheme from 2013 to 2015.

2	ING GROUP PRESS RELEASE 4Q2012

BANKING

Banking key figures	4Q2012	4Q2011	Change	3Q2012	Change	FY2012	FY2011	Change
Profit and loss data (in EUR million)
Underlying interest result	2,866	3,046	-5.9%	2,981	-3.9%	11,712	11,975	-2.2%
Underlying income	3,172	3,341	-5.1%	3,736	-15.1%	14,241	14,289	-0.3%
Underlying operating expenses	2,400	2,231	7.6%	2,199	9.1%	8,900	8,824	0.9%
Underlying addition to loan loss provision	588	445	32.1%	554	6.1%	2,122	1,336	58.8%
Underlying result before tax	184	664	-72.3%	983	-81.3%	3,219	4,128	-22.0%

Key figures
Interest margin	1.33%	1.38%		1.34%		1.32%	1.38%
Underlying cost/income ratio	75.7%	66.8%		58.8%		62.5%	61.8%
Underlying risk costs in bp of average RWA	84	62		76		73	48
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)				283	-1.5%	279	294	-5.1%
Underlying return on equity based on IFRS equity[1]	0.3%	5.7%		7.6%		5.9%	8.8%
Underlying return on equity based on 10% core Tier 1[2]	0.7%	7.1%		10.0%		7.7%	10.9%

[1]	Annualised underlying net result divided by average IFRS-EU equity.
[2]	Annualised underlying, after-tax return divided by average equity based on 10% core Tier-1 ratio.

Challenging economic conditions and incidental items weighed on the Bank’s fourth-quarter results. ING Bank posted an underlying result before tax of EUR 184 million, including EUR 188 million of negative CVA/DVA adjustments and a EUR 175 million charge for the Dutch bank tax. Excluding those and other market-related items, results declined 20.0% from a year ago, mainly due to higher risk costs, and were down 36.2% sequentially primarily due to seasonally lower activity in Financial Markets, higher liquidity costs, and lower results at Retail Banking. The underlying interest margin was largely unchanged at 1.33%. Excluding the Dutch bank tax, expenses were stable year-on-year and up 1.2% sequentially, reflecting strong cost control. Risk costs remained elevated amid the weak economic environment.

Total underlying income decreased 5.1% year-on-year to EUR 3,172 million, primarily due to de-risking and the impact of CVA/ DVA adjustments. ING sold EUR 0.9 billion of mainly southern European debt securities, which led to EUR 126 million of de-risking losses, but released EUR 1 billion of risk-weighted assets. CVA/DVA adjustments amounted to EUR -188 million compared with positive CVA/DVA adjustments of EUR 120 million one year ago. The year-ago quarter also included EUR 165 million of impairments (mainly on Greek government bonds) and EUR 109 million of de-risking losses. Excluding CVA/DVA and all market-related items, income was up 1.0%. On a sequential basis, total underlying income declined 15.1%, due in part to the third-quarter EUR 323 million gain on the sale of ING’s stake in Capital One. Excluding that impact, CVA/DVA adjustments and other market-related items, income decreased 8.2% quarter-on-quarter. This was primarily due to higher liquidity costs as the Bank lengthened its funding profile (recorded within Bank Treasury), seasonality at Financial Markets, and lower margins on savings as interest rates declined. Furthermore, the third quarter of 2012 included the positive impact on the revaluation of derivatives used for hedging purposes at Bank Treasury.

INTEREST RESULT (in EUR million) AND INTEREST MARGIN (in %)

The underlying interest margin declined modestly to 1.33% from 1.34% in the third quarter of 2012, as a decrease in interest results was largely offset by the impact of a lower average balance sheet as a result of balance sheet optimisation. The interest result declined 5.9% from a year ago and 3.9% sequentially, primarily due to lower Financial Markets results, higher liquidity costs due to the lengthening of the funding profile, and lower returns on the bond portfolio due to de-risking and declining interest rates. The interest result for lending activities improved versus both comparable quarters, supported by re-pricing and moderate volume growth in mortgages, which more than offset the impact of lower volumes in other lending. The interest result on savings declined, reflecting lower returns from the investment portfolio, while client savings rates were kept largely unchanged in the quarter. ING continued to attract strong retail deposit inflows in the fourth quarter, and rates were subsequently reduced in the Netherlands in early 2013.

The Bank continued to make progress on its Ambition 2015 priorities to optimise the balance sheet by growing customer deposits and focusing on loan growth with strong pricing discipline. The Bank generated EUR 8.2 billion of net funds entrusted inflow during the quarter, including EUR 6.2 billion in Retail Banking and EUR 1.9 billion in Commercial Banking, mainly from higher corporate deposits. Despite a EUR 1.8 billion net production in mortgages, total net lending declined by EUR 2.5 billion, reflecting moderate demand.

ING GROUP PRESS RELEASE 4Q2012	3

Stringent expense management remained a high priority at ING Bank. Nonetheless, operating expenses rose 7.6% from a year ago due to the EUR 175 million annual charge for the Dutch bank tax, which was introduced in 2012. Excluding this charge, operating expenses were stable, as lower impairments and strong cost control offset the impact of annual salary increases, higher costs related to other regulatory measures, and negative currency effects. On a sequential basis, expenses rose 1.2%, excluding the Dutch bank tax, mainly due to higher marketing costs in Retail Banking for year-end campaigns. The underlying cost/income ratio was 75.7%, or 63.4% excluding market impacts, the Dutch bank tax and CVA/DVA adjustments.

OPERATING EXPENSES (in EUR million) AND COST/INCOME RATIO (in %)

In November 2011, Retail Netherlands announced a strategic transformation programme to maintain its competitive position. Retail Netherlands is now entering a second phase of initiatives which will increase operational excellence primarily through the additional streamlining of IT systems, as well as further development and integration of our mobile banking offerings to adapt to changing customer preferences. These measures, combined with steps to respond to lower volumes and a leaner business environment in certain product areas, are expected to result in a further reduction of the workforce by around 1,400 FTEs (of which 400 external FTEs) over the next three years. Apart from these redundancies, about 250 new front-office jobs will be created within Personal and Private Banking to maintain high-quality customer service and attract liabilities. Approximately EUR 100 million of investments will be made over the next three years to support this second phase. An after-tax provision of EUR 111 million was recorded as a special item in the fourth quarter. Structural cost savings are expected to reach an annual run-rate of EUR 120 million from 2016 onwards. The first phase of this programme, which is nearing completion, will lead to EUR 330 million of structural cost savings as of 2014. Combined, the two phases are already expected to generate EUR 430 million of annual cost savings in 2015.

ING Bank Belgium is also accelerating strategic projects aimed at further aligning its products and services with the new mobile banking environment. Customers in Belgium have been embracing new technologies faster than anticipated, leading to greater use of digital services and prompting further process automation. The shift to the digital banking channel is expected to reduce employment by approximately 1,000 FTEs by the end of 2015, through natural attrition, leading to EUR 150 million in annual cost savings by 2015.

Underlying risk costs remained elevated in the fourth quarter, consistent with the ongoing weak macroeconomic environment. ING Bank added EUR 588 million to the provision for loan losses, up from EUR 554 million in the previous quarter and EUR 445 million in the fourth quarter of 2011. The increase compared with the third quarter was fully attributable to Commercial Banking due to higher risk costs in Structured Finance, while risk costs at Real Estate Finance were relatively stable. Net additions to the loan loss provisions declined slightly at Retail International and remained elevated in Retail Benelux. Total non-performing loans at ING Bank rose in the fourth quarter by EUR 0.4 billion to EUR 14.9 billion. Total underlying risk costs were 84 basis points of average risk-weighted assets. ING expects risk costs to remain elevated, in line with the weak economic climate.

The underlying result before tax of Retail Banking declined to EUR 289 million in the fourth quarter of 2012 from EUR 329 million a year earlier. Results decreased due to lower margins on savings in the current low interest rate environment and from losses on selective de-risking of the investment portfolio to protect capital. Retail Banking continued to optimise its balance sheet: fourth-quarter net production in funds entrusted was EUR 6.2 billion, the lending portfolio grew by EUR 1.8 billion, and another EUR 0.8 billion of European debt securities were sold at a loss of EUR 115 million. Risk costs remained elevated, but were down slightly from the third quarter, while operating expenses increased mainly due to higher marketing costs.

Commercial Banking results were heavily impacted by negative CVA/DVA adjustments as credit spreads contracted in the fourth quarter. The underlying result before tax declined to EUR 122 million, including a EUR 131 million negative impact from CVA/ DVA. Excluding that impact, results declined 2.7% year-on-year, due to higher risk costs. On a sequential basis, results excluding CVA/DVA fell 51.9%, reflecting seasonality in Financial Markets, higher liquidity costs and positive revaluations of derivatives in the third quarter. Income in the core lending businesses held up well as lower volumes were offset by higher margins. Expenses remained under control, supported by lower impairments on real estate development projects.

The Corporate Line Banking posted an underlying result before tax of EUR -227 million, primarily reflecting the EUR 175 million Dutch bank tax recorded in the current quarter.

ING Bank’s quarterly net result was EUR 583 million, including the impact of divestments and special items. The sale of ING Direct Canada closed on 15 November 2012, resulting in a net transaction gain of EUR 1,135 million. ING Bank’s underlying results for all prior quarters have been restated to reflect this sale. A loss of EUR 244 million was booked in the fourth quarter for the announced sale of ING Direct UK, bringing the total expected after-tax loss for this transaction to EUR 260 million. Special items after tax amounted to EUR -348 million and mainly related to restructuring programmes and separation costs.

4	ING GROUP PRESS RELEASE 4Q2012

INSURANCE

Insurance key figures	4Q2012	4Q2011	Change	3Q2012	Change	FY2012	FY2011	Change
Margin analysis (in EUR million)
Investment margin	447	413	8.2%	410	9.0%	1,757	1,660	5.8%
Fees and premium-based revenues	786	726	8.3%	784	0.3%	3,135	3,061	2.4%
Technical margin	118	118	0.0%	122	-3.3%	414	589	-29.7%
Income non-modelled life business	6	11	-45.5%	3	100.0%	20	45	-55.6%

Life & ING IM operating income	1,356	1,269	6.9%	1,319	2.8%	5,325	5,354	-0.5%

Administrative expenses	631	586	7.7%	628	0.5%	2,529	2,319	9.1%
DAC amortisation and trail commissions	323	288	12.2%	334	-3.3%	1,299	1,167	11.3%

Life & ING IM operating expenses	954	874	9.2%	962	-0.8%	3,827	3,485	9.8%

Life & ING IM operating result	402	394	2.0%	357	12.6%	1,498	1,869	-19.9%

Non-life operating result	39	38	2.6%	11	254.5%	89	184	-51.6%
Corporate line operating result	-146	-84		-131		-491	-394

Operating result	296	349	-15.2%	237	24.9%	1,095	1,658	-34.0%

Non-operating items	-24	-1,863		-193		-783	-1,984

Underlying result before tax	272	-1,513		44	518.2%	311	-325

Key figures
Administrative expenses / operating income (Life & ING IM)	46.5%	46.2%		47.6%		47.5%	43.3%
Life general account invested assets (end of period, in EUR billion)				133	-0.8%	132	133	-0.8%
Investment margin / life general account invested assets[1] (in bps)	132	129		130
ING IM Assets under Management (end of period, in EUR billion)				316	1.6%	321	294	9.2%
Underlying return on equity based on IFRS-EU equity[2]	5.1%	-22.2%		-0.2%		1.8%	-1.1%

[1]	Four-quarter rolling average
[2]	Annualised underlying net result divided by average IFRS-EU equity

Operating results from Insurance improved from the third quarter, supported by a higher investment margin, as a release from the provision for profit sharing in the Netherlands helped offset the impact of de-risking and low interest rates. The operating result rose 24.9% compared with the third quarter to EUR 296 million, but declined 15.2% from a year earlier, when earnings benefited from a EUR 45 million non-recurring expense reduction in the US Underlying results improved sharply from the fourth-quarter of 2011, which included a charge for assumption changes in the US Closed Block VA and negative results on hedges to protect regulatory capital. Sales were up 12.7% year-on-year and up 23.6% sequentially (at constant currencies), mainly driven by strong Retirement sales in the US.

OPERATING RESULT (in EUR million)

The operating result from Life Insurance and Investment Management rose 2.0% from a year earlier to EUR 402 million as higher fees and premium-based revenues and a higher investment margin more than offset an increase in expenses. Compared with the third quarter of 2012, the operating result rose 12.6%, almost fully attributable to an increase in the investment margin.

The investment margin increased 8.2% from a year ago and 9.0% from the third quarter to EUR 447 million, reflecting a release from the provision for profit sharing in the Netherlands, and growth in general account assets in the US Retirement business. These factors offset the effects of de-risking in the Benelux and the US and the impact of the low interest rate environment, which continue to put pressure on investment returns. The four-quarter rolling average investment spread strengthened to 132 basis points as the higher average investment margin outweighed the higher average Life general account invested assets.

INVESTMENT MARGIN (in EUR million)

Fees and premium-based revenues totalled EUR 786 million, up 5.5% excluding currency effects compared with the fourth quarter of 2011 and up 2.3% from the third quarter. The year-on-year increase was largely due to higher fees and premium-based revenues in the US, driven by the improvement in equity markets, higher inflows in the Retirement business, and higher fees in Investment Management. On a sequential basis, the increase was mainly attributable to higher performance-related fees and higher inflows at Investment Management US.

The technical margin was EUR 118 million, on par with the fourth quarter of 2011, as a decline in the Benelux from lower mortality and morbidity results and a one-off addition to unit-linked guarantee provisions was offset by an improvement in the US due

ING GROUP PRESS RELEASE 4Q2012	5

to improved Individual Life mortality results and improved stop loss ratios in the Employee Benefits business. Compared with the third quarter of 2012, the technical margin declined 3.3%, reflecting non-recurring reserve releases in the US Closed Block VA in the third quarter and lower mortality results in the Benelux in the current quarter.

Life & Investment Management administrative expenses rose 5.5% year-on-year, excluding currency effects, primarily due to a EUR 45 million non-recurring reduction in pension plan liabilities in the US in the fourth quarter of 2011. Expenses were lower in the Benelux and Central and Rest of Europe, reflecting cost control and non-recurring expenses in the fourth quarter of 2011, offset by platform investments in ING Investment Management. Compared with the third quarter, administrative expenses were up 2.4%, driven by higher staff expenses in ING Investment Management, and restructuring costs. The ratio of administrative expenses to operating income was 46.5%.

ADMINISTRATIVE EXPENSES (in EUR million)

The operating result from Non-life insurance was stable at EUR 39 million, compared with EUR 38 million in the fourth quarter of 2011, which included EUR 24 million of positive non-recurring items. Lower claims in Property & Casualty (P&C) more than offset continued high claims experience in Disability & Accident amid the economic downturn in the Netherlands. Compared with the previous quarter, the Non-life operating result increased from EUR 11 million, mainly due to the lower claims in P&C.

The Corporate Line operating result was EUR -146 million compared with EUR -84 million in the fourth quarter of 2011. The decline was mainly due to higher Solvency II expenses and lower reinsurance results.

The fourth-quarter underlying result before tax of ING Insurance improved to EUR 272 million, including the impact of market-related items.

Gains/losses and impairments on investments in the quarter were EUR -5 million, including EUR 96 million of losses resulting from the sale of CMBS securities in Insurance US and Asset Backed Securities and real estate in the Benelux, as well as gains of EUR 97 million on the sale of equity investments, also in the Benelux. These sales reflect ongoing efforts to reduce risk and optimise the capital positions in Europe and the US as both companies prepare for stand-alone futures.

Revaluations totalled EUR 26 million as EUR 72 million of positive CMO revaluations in Insurance US were partly offset by EUR 55 million of negative real estate revaluations in the Benelux.

Market and other impacts amounted to EUR -45 million. The Benelux recorded a EUR 166 million charge related to guarantees on separate account pension contracts (net of hedging). The current quarter also reflects EUR 163 million of market and other impacts in US Closed Block VA, related to reserve changes and gains on hedges focused on protecting regulatory capital, as well as EUR -34 million in DAC amortisation in Insurance US.

The fourth-quarter net result for Insurance was EUR 851 million, including net gains on divestments of EUR 721 million as well as a EUR 78 million net result from Insurance and ING Investment Management Asia reported under discontinued operations. Net gains on divestments mainly related to a EUR 745 million realised gain on the sale of Insurance Malaysia and a EUR 15 million goodwill write-off for ING Vysya Life Insurance. Special items after tax amounted to EUR -295 million, primarily reflecting EUR 172 million of net restructuring costs, of which EUR 149 million related to the accelerated transformation programme at Insurance Europe announced in the third quarter. Special items also included EUR 37 million of separation and IPO preparations costs and a EUR 49 million goodwill write-off for Insurance Benelux triggered by the annual impairment test. As a result, there is no remaining goodwill in Insurance Benelux.

Total new sales (APE) were up 12.7% year-on-year, on a constant currency basis. APE at Insurance US grew 18.9%, fuelled by higher Retirement sales, which offset lower Individual Life sales. APE in the Benelux fell 18.6% due to lower sales of Individual Life products in the Netherlands and lower sales in Belgium following a reduction in guaranteed rates. Central and Rest of Europe recorded a 13.3% increase in APE, driven by higher Pension sales in Turkey and the Czech Republic. On a sequential basis, total Insurance sales grew 23.6% at constant currencies, mainly due to higher Retirement sales at Insurance US, and higher Pension and Life sales in Central and Rest of Europe.

6	ING GROUP PRESS RELEASE 4Q2012

BALANCE SHEET AND CAPITAL MANAGEMENT

Balance Sheet and Capital Management key figures
	ING Group		ING Bank N.V.		ING Verzekeringen N.V.		Holdings/Eliminations
End of period, in EUR million	31 Dec. 12	30 Sep. 12	31 Dec. 12	30 Sep. 12	31 Dec. 12	30 Sep. 12	31 Dec. 12	30 Sep. 12
Balance sheet data
Financial assets at fair value through P&L	232,371	251,432	126,163	142,560	106,458	109,103	-250	-231
Investments	200,129	199,335	80,824	81,654	119,305	117,681
Loans and advances to customers	563,404	572,873	541,546	549,606	25,823	27,100	-3,965	-3,833
Other assets	104,256	120,741	80,754	96,998	26,586	31,733	-3,084	-7,990

Total assets excl. assets held for sale	1,100,160	1,144,381	829,287	870,818	278,172	285,617	-7,299	-12,053

Assets held for sale	68,472	103,714	6,781	38,316	61,691	65,398

Total assets	1,168,632	1,248,096	836,068	909,134	339,863	351,015	-7,299	-12,053

Shareholders’ equity	54,357	52,877	36,669	37,602	27,299	26,570	-9,612	-11,295
Minority interests	1,081	1,020	843	795	217	203	21	22
Non-voting equity securities	2,250	3,000					2,250	3,000

Total equity	57,688	56,897	37,512	38,396	27,516	26,772	-7,340	-8,271

Debt securities in issue	143,436	159,961	134,689	150,577	1,910	2,192	6,837	7,192
Insurance and investment contracts	229,950	233,747			229,950	233,747
Customer deposits/other funds on deposit	455,003	444,955	460,362	454,162			-5,359	-9,208
Financial liabilities at fair value through P&L	115,803	136,291	112,971	133,277	3,258	3,464	-426	-450
Other liabilities	96,857	109,772	76,290	88,882	21,578	22,207	-1,011	-1,317

Total liabilities excl. liabilities held for sale	1,041,049	1,084,726	784,312	826,898	256,696	261,610	41	-3,782

Liabilities held for sale	69,895	106,473	14,244	43,840	55,651	62,633

Total liabilities	1,110,944	1,191,199	798,556	870,738	312,347	324,243	41	-3,782

Total equity and liabilities	1,168,632	1,248,096	836,068	909,134	339,863	351,015	-7,299	-12,053

Capital ratios (end of period)
ING Group debt/equity ratio	11.1%	12.3%
Bank core Tier 1 ratio			11.9%	12.1%
Insurance IGD Solvency ratio					245%	249%

ING Group’s balance sheet decreased by EUR 79 billion to EUR 1,169 billion in the fourth quarter, or by EUR 68 billion excluding currency effects. Assets held for sale decreased by EUR 35 billion, reflecting the sale of ING Direct Canada and Insurance Malaysia. The remainder of the decrease was due to a reduction of short-term professional funding and seasonally lower positions at Financial Markets as the Bank continues to focus on balance sheet integration. Shareholders’ equity rose to EUR 54.4 billion (or EUR 14.30 per share), mainly due to the quarterly net profit.

ING Bank’s core Tier 1 ratio remained strong at 11.9%, supported by the gain from the sale of ING Direct Canada, which helped to partially fund a dividend upstream of EUR 2.125 billion to the Group. This was used to pay EUR 1.125 billion to the Dutch State and to reduce core debt in the Group holding company by EUR 1 billion to EUR 7 billion. Total risk-weighted assets at the Bank fell by EUR 8 billion in the quarter, including EUR 2 billion of negative currency impacts, primarily due to the sale of ING Direct Canada, lower lending volumes and de-risking in the investment portfolio.

In the fourth quarter, ING Bank issued EUR 6.7 billion of long-term debt. In the full-year 2012, ING Bank issued EUR 33.1 billion of debt with a tenor of more than one year compared with EUR 18 billion of long-term debt maturing in the whole of 2012, successfully covering its 2012 funding needs and pre-funding 2013 requirements. ING Bank has EUR 20.7 billion of debt with a tenor of more than one year maturing in 2013.

The Insurance Group Directive ratio (IGD) declined to 245% following the redemption of a EUR 1.25 billion hybrid security by

ING Verzekeringen N.V. in December 2012. The IGD ratio was also impacted by a deterioration of the solvency position at Nationale-Nederlanden Life resulting from updated mortality assumptions and the impact of market developments. These factors were offset by the sale of Insurance Malaysia.

On 1 January 2013, the revised IAS 19 on pensions came into effect, requiring immediate recognition of ‘unrecognised actuarial gains and losses’ through equity. The impact on ING Group’s capital would be approximately EUR -1.7 billion at Bank and EUR -0.9 billion at Insurance. The Bank’s core Tier 1 ratio would decline from 11.9% to 11.3%; however, this 60 basis point impact was already reflected in ING’s expected Basel III impact, which will phase out net pension assets from capital calculations over time. The IGD ratio for Insurance would decline from 245% to 236%. The pro-forma Group debt/equity ratio would rise from 11.1% to 11.6%. However, it is still uncertain whether this full effect will be reflected immediately in capital ratios as discussions with regulatory authorities on transitioning are ongoing. The recognition of ‘unrecognised actuarial gains and losses’ through equity will create volatility in equity and capital going forward.

Dividend

Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repurchase the remaining outstanding core Tier 1 securities, the Executive Board will not propose to pay a dividend over 2012 at the AGM in May. ING intends to resume dividend payments on common shares when all remaining core Tier 1 securities have been repaid to the Dutch State and regulatory capital requirements have been met.

ING GROUP PRESS RELEASE 4Q2012	7

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

Customer preferences and habits are changing, and the demands on the financial industry from regulators, customers, shareholders and society at large are increasing. ING recognises the importance of these trends and has initiatives focused on customer centricity, operational excellence and sustainability at the core of its strategy.

Improving the customer experience

Seeking direct input and feedback from customers in an open dialogue is vital in order to keep up with today’s consumer trends and preferences. Social media is an increasingly important channel for engaging with customers. Our activities on social media were recognised in the fourth quarter of 2012 when ING Netherlands was named the number one social media brand in the Netherlands by Social Embassy. ING was cited by the jury as being one of the few banks that knows how to foster constructive interaction on social media about financial products and services.

In January 2013, ING Bank Slaski in Poland introduced ING BusinessMobile, a mobile app to help corporate clients manage their funds in a secure and convenient environment, including signing and sending orders via ING’s internet banking system. A similar app is already in use at ING Netherlands and ING Belgium.

Another way ING is improving the customer experience is by encouraging customers to improve their financial knowledge. ING Insurance Europe launched an online ‘financial personality’ test in seven European countries, that is helping consumers become more aware of their financial behavior. This tool is available free of charge to the general public.

Tailored insurance offerings

ING Insurance Czech Republic launched a new product designed especially for women. ‘For You’ offers women not only financial support in case of a cancer diagnosis, but also a community platform where women can learn about prevention and treatment, share their experiences and discuss their concerns with medical professionals. ‘For You’ is a key project for Insurance Central and Rest of Europe. If this pilot is successful in the Czech Republic, it will be introduced in other European countries.

Customer and quality awards

In the Netherlands, Nationale-Nederlanden won first place for Pensions and second place for Insurance in a well-known annual survey by Management Team, a Dutch business magazine, which gauges companies’ level of satisfaction with their financial service providers. In Slovakia, ING Insurance was awarded first place in the Golden Coin Competition 2012 for its unit-linked life insurance product ‘ING Smart’ (in the category ‘public poll’). In the same competition, ‘ING Smart Senior’, a product designed for people aged 55 and over, was named ‘Newcomer of the Year’.

ING in society

ING’s sustainability approach focuses on achieving long-term business success for both ING and its clients while contributing towards economic development, a healthy environment and a stable society. During the fourth quarter, ING made further progress in embedding sustainability into its business activities.

ING Sustainable Procurement Programme

In 2012, ING initiated its Sustainable Procurement Programme in order to fully integrate sustainability into the procurement process. This is an important step in translating our ambitions into tangible guidelines. As a signatory to the UN Global Compact (UNGC), ING has asked its suppliers to comply with the UNGC principles, which promote human rights, fair labour practices, environmental protection and anti-corruption.

Celebrating 12 1/2 years of sustainable investments

The ING Sustainable Investment team, part of ING Private Banking in the Netherlands, recently celebrated its 12 1/2-year anniversary. The ING Sustainable Investments strategy focuses on the economic implications of sustainable development from the perspectives of risk reduction and emerging opportunities. It also tries to identify investment opportunities that relate to important sustainability issues such as scarcity of raw materials and water, talent retention and renewable energy.

Unlocking potential value by identifying opportunities and/or risks through the use of environmental, social and governance indicators is also a strength of ING Investment Management (ING IM). In 2012, the assets under management of ING IM’s Sustainable Equity Strategy tripled compared with year-end 2011 to EUR 837 million, driven by its consistent investment approach and solid performance record.

ING Global Challenge 2012

In 2012, ING held its Global Challenge for the fifth straight year. This annual flagship event, which takes place around the United Nations’ Universal Children’s Day on 20 November, encourages ING employees all over the globe to rise to the challenge of supporting disadvantaged children and families. During the 2012 Global Challenge, ING employees raised over EUR 500,000 for projects aimed at children’s education and welfare as well as other good causes. Money and awareness were raised through a variety of volunteer and fundraising activities that are as diverse as ING’s employee base. Activities included a fitness challenge in Australia, a book donation programme in Poland, and a thank-a-thon in the Netherlands through which 4,500 UNICEF pledge donors received a personal telephone call to thank them for their support.

In partnership with UNICEF, ING’s overall aim is to have positively impacted the lives of at least one million children in need by 2015, by providing access to schools, better quality education and safer and healthier living conditions.

8	ING GROUP PRESS RELEASE 4Q2012

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011
Gross premium income	4,661	4,750			4,661	4,750
Interest result Banking operations	2,841	3,041	2,866	3,046
Commission income	878	845	509	490	369	355
Total investment & other income	1,232	490	-203	-195	1,444	718

Total underlying income	9,612	9,127	3,172	3,341	6,475	5,824

Underwriting expenditure	5,258	6,401			5,258	6,401
Staff expenses	1,749	1,627	1,257	1,224	491	403
Other expenses	1,448	1,273	1,108	885	341	387
Intangibles amortisation and impairments	35	122	35	122

Operating expenses	3,232	3,021	2,400	2,231	832	790
Interest expenses Insurance operations	74	105			108	143
Addition to loan loss provisions	588	445	588	445
Other	5	3			5	3

Total underlying expenditure	9,157	9,976	2,988	2,676	6,203	7,337

Underlying result before tax	455	-849	184	664	272	-1,513

Taxation	66	-94	133	153	-67	-247
Minority interests	17	30	20	22	-3	8

Underlying net result	373	-785	31	489	342	-1,274

Net gains/losses on divestments	1,613	1,261	891	265	721	996
Net result from divested units	13	71	8	71	5
Net result from discontinued business[2]	78	232			78	232
Special items after tax	-643	407	-348	428	-295	-21

Net result	1,434	1,186	583	1,253	851	-68

[1]	Including intercompany eliminations
[2]	The results of Insurance/IM Asia (2012 and 2011 periods) and Insurance Latin America (2011 periods) have been transferred to “net result from discontinued operations”.

ING GROUP PRESS RELEASE 4Q2012	9

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group			ING Bank NV			ING Verzekeringen NV			Holdings/eliminations
in EUR million	31 Dec. 12	30 Sep. 12	31 Dec. 11 pro forma[1]	31 Dec. 12	30 Sep. 12	31 Dec. 11 pro forma[1]	31 Dec. 12	30 Sep. 12	31 Dec. 11 pro forma[1]	31 Dec. 12	30 Sep. 12	31 Dec. 11 pro forma[1]
Assets
Cash and balances with central banks	17,657	28,367	29,869	15,447	26,164	28,095	5,389	10,352	10,269	-3,179	-8,149	-8,495
Amounts due from banks	39,053	44,788	43,795	39,053	44,789	43,795
Financial assets at fair value through P&L	232,371	251,432	238,645	126,163	142,560	136,010	106,458	109,103	102,875	-250	-231	-240
Investments	200,129	199,335	189,449	80,824	81,654	79,920	119,305	117,681	109,529
Loans and advances to customers	563,404	572,873	570,346	541,546	549,606	547,729	25,823	27,100	30,590	-3,965	-3,833	-7,973
Reinsurance contracts	5,291	5,461	5,803				5,290	5,461	5,803
Investments in associates	2,203	2,235	2,033	841	846	827	1,352	1,363	1,189	10	26	17
Real estate investments	1,288	1,339	1,586	207	246	435	805	816	869	276	277	282
Property and equipment	2,674	2,689	2,794	2,336	2,330	2,393	338	358	401
Intangible assets	2,639	2,707	2,903	1,778	1,788	1,704	1,018	1,084	1,356	-157	-165	-157
Deferred acquisition costs	4,549	4,634	4,635				4,549	4,634	4,635
Other assets	28,903	28,523	29,215	21,092	20,835	22,150	7,845	7,665	7,822	-34	23	-757

Total assets excl. assets held for sale	1,100,160	1,144,381	1,121,073	829,287	870,818	863,059	278,172	285,617	275,336	-7,299	-12,053	-17,322

Assets held for sale	68,472	103,714	158,157	6,781	38,316	98,106	61,691	65,398	60,051

Total assets	1,168,632	1,248,096	1,279,228	836,068	909,134	961,165	339,863	351,015	335,387	-7,299	-12,053	-17,324

Equity
Shareholders’ equity	54,357	52,877	46,662	36,669	37,602	34,367	27,299	26,570	23,475	-9,612	-11,295	-11,180
Minority interests	1,081	1,020	777	843	795	693	217	203	62	21	22	22
Non-voting equity securities	2,250	3,000	3,000							2,250	3,000	3,000

Total equity	57,688	56,897	50,439	37,512	38,396	35,060	27,516	26,772	23,537	-7,340	-8,271	-8,158

Liabilities
Subordinated loans	8,786	8,938	8,615	16,407	16,658	18,165	2,947	4,236	4,367	-10,568	-11,956	-13,917
Debt securities in issue	143,436	159,961	139,862	134,689	150,577	130,926	1,910	2,192	3,435	6,837	7,192	5,501
Other borrowed funds	16,723	18,060	19,318				7,442	7,734	6,940	9,281	10,326	12,378
Insurance and investment contracts	229,950	233,747	225,075				229,950	233,747	225,075
Amounts due to banks	38,704	51,367	72,190	38,704	51,367	72,190
Customer deposits and other funds on deposits	455,003	444,954	425,824	460,362	454,162	437,641				-5,359	-9,208	-11,817
Financial liabilities at fair value through P&L	115,803	136,291	142,375	112,971	133,277	138,399	3,258	3,464	4,376	-426	-450	-400
Other liabilities	32,644	31,408	31,391	21,179	20,857	21,948	11,189	10,237	10,353	276	314	-910
Total liabilities excl. liabilities held for sale	1,041,049	1,084,726	1,064,650	784,312	826,898	819,269	256,696	261,610	254,547	41	-3,782	-9,166

Liabilities held for sale	69,895	106,473	164,139	14,244	43,840	106,836	55,651	62,633	57,303

Total liabilities	1,110,944	1,191,199	1,228,789	798,556	870,738	926,105	312,347	324,243	311,850	41	-3,782	-9,166

Total equity and liabilities	1,168,632	1,248,096	1,279,228	836,068	909,134	961,165	339,863	351,015	335,387	-7,299	-12,053	-17,324

[1]	Adjusted for transfer of ING Direct Canada, ING Direct UK and Insurance/IM Asia to assets/liabilities held for sale

10	ING GROUP PRESS RELEASE 4Q2012

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011
Interest result	1,996	2,061	828	896	437	412	285	292	446	460
Commission income	297	299	117	124	76	78	20	24	83	73
Investment income	3	-127	0	0	-3	-7	0	-49	5	-71
Other income	-81	-31	4	11	24	29	-19	-67	-90	-4

Total underlying income	2,214	2,201	950	1,031	534	512	286	201	444	457

Staff and other expenses	1,606	1,561	611	600	365	361	174	174	455	426
Intangibles amortisation and impairments	6	27	1	21	5	5	0	0	0	1

Operating expenses	1,612	1,588	612	621	370	366	174	174	456	427

Gross result	602	614	338	411	164	145	112	27	-11	31

Addition to loan loss provision	313	285	193	191	42	42	26	11	53	41

Underlying result before tax	289	329	145	220	122	104	86	15	-64	-10

Client balances (in EUR billion)[1]
Residential Mortgages	292.6	283.2	143.6	141.8	30.6	28.9	59.9	56.5	58.5	55.9
Other Lending	94.5	91.7	38.5	41.5	33.2	30.7	3.9	3.3	18.9	16.2
Funds Entrusted	394.7	368.8	115.8	106.7	74.6	71.3	96.7	87.6	107.7	103.3
AUM/Mutual Funds	56.3	53.5	16.0	15.2	27.3	26.1	6.1	5.7	6.9	6.5

Profitability and efficiency[1]
Cost/income ratio	72.8%	72.1%	64.4%	60.2%	69.3%	71.6%	60.9%	86.7%	102.6%	93.3%
Return on equity based on 10.0% core Tier 1[2]	4.4%	7.3%	8.6%	13.4%	18.0%	18.1%	9.1%	3.4%	-6.7%	-0.7%

Risk[1]
Risk costs in bp of average RWA	86	80	153	155	82	86	46	22	40	31
Risk-weighted assets (end of period)	146,333	142,525	50,865	49,348	20,119	20,049	22,605	20,591	52,744	52,536

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 4Q2012	11

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011
Profit & loss
Interest result	789	974	393	394	266	262	144	182	-14	136
Commission income	205	197	104	115	94	82	8	-7	-1	7
Investment income	10	-15	5	-12	0	0	0	0	5	-3
Other income excl. CVA/DVA	127	-106	-13	-1	6	5	74	43	61	-153

Underlying income excl. CVA/DVA	1,130	1,050	488	496	365	350	225	217	52	-13
Other income - DVA on structured notes	-50	53					-50	53
Other income - CVA/DVA on derivatives	-81	64					-81	64

Total underlying income	999	1,166	488	496	365	350	94	333	52	-13

Staff and other expenses	581	573	116	105	184	173	210	223	71	73
Intangibles amortisation and impairments	22	56	4	0	0	0	1	1	17	55

Operating expenses	603	629	120	105	184	173	211	224	88	128

Gross result	397	537	368	392	181	177	-116	109	-36	-141

Addition to loan loss provision	275	161	219	83	20	42	1	-1	35	36

Underlying result before tax	122	376	150	308	160	136	-117	110	-71	-177

Client balances (in EUR billion)[1]
Residential Mortgages
Other Lending	125.7	137.3	74.4	77.8	38.8	44.7	2.0	2.8	10.5	12.0
Funds Entrusted	68.0	66.4	1.8	1.6	34.4	33.8	3.9	3.2	27.9	27.7
AUM/Mutual Funds	0.2	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.4

Profitability and efficiency[1]
Cost/income ratio	60.3%	54.0%	24.5%	21.1%	50.5%	49.4%	222.9%	67.3%	170.8%	n.a.
Return on equity based on 10.0% core Tier 1[2]	2.4%	7.8%	13.0%	20.8%	13.3%	11.0%	-9.7%	13.1%	-39.5%	-48.5%

Risk[1]
Risk costs in bp of average RWA	87	46	202	73	20	37	1	-1	108	89
Risk-weighted assets (end of period)	123,725	145,190	43,701	46,198	38,735	44,424	29,597	38,610	11,693	15,958

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

12	ING GROUP PRESS RELEASE 4Q2012

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES

Insurance: Margin analysis and key figures

	ING Insurance			Benelux		Central & Rest of Europe		United States		US Closed Block VA		ING IM		Corporate Line
In EUR million	4Q2012	4Q2011		4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011	4Q2012	4Q2011
Investment margin	447	413		163	144	20	20	261	233	5	14	-1	2
Fees and premium-based revenues	786	726		139	132	106	110	297	277	29	11	215	196
Technical margin	118	118		40	56	42	36	34	17	1	10	—	—
Income non-modelled life business	6	11		0	9	6	2	-0	0	-0	-0	0	0

Life & ING IM operating income	1,356	1,269		343	341	173	168	591	527	36	35	214	198

Administrative expenses	631	586		147	169	63	83	221	174	24	20	177	140
DAC amortisation and trail commissions	323	288		46	50	56	51	181	164	39	22	0	1

Life & ING IM expenses	954	874		194	218	119	134	402	339	63	42	177	141

Life & ING IM operating result	402	394		149	122	54	34	190	188	-27	-7	37	57

Non-life operating result	39	38		38	37	2	1	—	—	—	—	—	—
Corporate Line operating result	-146	-84												-146	-84

Operating result	296	349		186	160	56	35	190	188	-27	-7	37	57	-146	-84

Gains/losses and impairments	-5	-9		24	173	-0	-127	-28	-50	-0	0	0	0	-0	-5
Revaluations	26	-280		-34	-184	0	-1	72	-65	1	-2	-0	-7	-12	-21
Market & other impacts	-45	-1,574		-169	-247	-1	—	-39	32	163	-1,360	-0	—	-0	—

Underlying result before tax	272	-1,513		8	-98	55	-93	195	105	136	-1,368	36	51	-158	-110

Life Insurance - New business figures
Single premiums	3,666	2,698		469	491	153	233	3,044	1,974	—	—	—	—	—	—
Annual premiums	387	379		33	48	103	77	251	254	—	—	—	—	—	—
New sales (APE)	753	649		79	97	119	101	555	451	—	—	—	—	—	—

Key figures
Gross premium income	4,661	4,750		1,078	1,262	490	557	2,987	2,808	103	115	—	—	3	8
Adm. expenses / operating income (Life & ING IM)	46.5%	46.2%		42.9%	49.6%	36.4%	49.4%	37.4%	33.0%	66.7%	57.1%	82.7%	70.7%
Life general account invested assets (end of period, in EUR billion)	132	133		60	59	7	7	60	63	5	5	—	—	—	—
Investment margin / Life general account invested assets (in bps)[1]	132	129		101	114	83	96	177	153	15	58	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period)	98,870	116,563	[2]	23,155	22,208	3,868	3,401	40,032	36,412	31,814	32,115	—	—	—	—
Net production client balances (in EUR billion)	6.0	-3.0		-0.6	-1.1	0.1	0.2	0.4	-0.3	-0.7	-0.6	6.8	-1.2	—	—
Client balances (end of period, in EUR billion)	364.2	336.8		70.9	69.6	30.1	25.0	102.1	98.0	32.8	32.9	128.4	111.2	—	—
Administrative expenses (total)	789	738		243	271	64	85	221	174	24	20	177	140	60	47

[1]	Four-quarter rolling average
[2]	4Q2011 includes EUR 22,427 million for Asia/Pacific

ING GROUP PRESS RELEASE 4Q2012	13

ENQUIRIES

Investor enquiries

T: +31 20 576 6396

E: investor.relations@ing.com

Press enquiries

T: +31 20 576 5000

E: media.relations@ing.com

Press conference, Investor conference call and webcast

Jan Hommen, Patrick Flynn and Wilfred Nagel will discuss the results in a press conference on 13 February 2013 at 09:00 a.m. CET. Journalists are invited to join the conference at ING Amsterdamse Poort, Bijlmerplein 888, Amsterdam. Journalists can also join in listen-only mode at +31 20 531 5846 (NL) or +44 203 365 3210 (UK) and via live audio webcast at www.ing.com.

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

Jan Hommen, Patrick Flynn and Wilfred Nagel will also discuss the results in an analyst and investor conference call on 13 February 2013 at 10:30 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 2011 ING Group Annual Accounts. The Financial statements for 2012 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Notes from the front page table:

[1]	The results of Insurance/IM Asia (2012 and 2011 periods) and Insurance Latin America (2011 periods) have been transferred to “net result from discontinued operations”.

[2]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.

[3]	Annualised underlying net result divided by average IFRS-EU equity.

[4]	Four quarter rolling average.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments, discontinued operations and special items.

14	ING GROUP PRESS RELEASE 4Q2012